.EX-99.1
FY2009 CEO Forum
2009 CEO Forum 2009. 1.15.

Figures provided in this presentation are based on unaudited financial statements of the company. Certain contents are subject to change during the course of auditing process. 2008 Operating Results Activities&Accomplishments 2009 Business Plan

3 Production/Sales 874 936 902 POSCO SS 658 780 230 Zhangjiagang STS 33,136 31,063 30,053 POSCO 2008 2007 2006 (in thousand tons) 2006 2007 2008 (in million tons) Crude Steel Production Finished Product Sales 31.1 32.8 34.7 33.1 POSCO 30.1 Consolidated 31.2 Consolidated crude steel production of 35 million tons Crude steel&FP prod’n increased due to expansions, upgrades and improved efficiency 2006 2007 2008 (in million tons) 32.1 POSCO 28.5 29.6 Strategic Product Ratio 14.7 17.5 31.2 Consolidated 31.0 18.6 (in thousand tons) Sales by Products in ’08 HR 8,323 Plate 4,593 Wire Rod 2,020 CR 12,793 Electrical 932 STS 1,306 Others 1,199 33.8

4 Income Summary 25 17 25 IT, etc. 62 58 71 Energy 300 301 298 E&C 7,084 4,653 4,243 Steel 2008 2007 2006 (in billion won) (in billion won) 601 523 520 IT, etc. 744 567 413 Energy 5,565 3,915 3,840 E&C 46,467 34,715 28,752 Steel 2008 2007 2006 * Sales by sectors: includes inter-company transactions 2006 2007 2006 2007 2008 (in billion KRW) (in billion KRW) Sales Operating Income 2008 Cost Savings : KRW 738.2 bn 2008 Consolidated POSCO 25,842 20,043 31,608 22,207 30,642 Consolidated POSCO 3,892 4,308 4,920 4,389 6,540 +10.8% +38.0% +10.7% +51.8% Achieved record-high earnings (consolidated sales 42tn&op. income KRW 7tn) Sales up by 34%/op.income by 52% due to more strategic product sales&cost savings * Op income by sectors: includes inter-company transactio 41,719 7,190

5 Sales&operating income down as market weakened in 4Q Global steel makers cut production by 1030% as demand industry enters downturn ?? Major issues in 4Q Carbon steel production cut due to weak market : –200Kt Mini-mill rationalization(Oct.’08Mar.’09) : –450Kt in 4Q - Improved productivity and quality through mini-mill rationalization&CEM process development ?? Major issues in 4Q Carbon steel production cut due to weak market : –200Kt Mini-mill rationalization(Oct.’08Mar.’09) : –450Kt in 4Q - Improved productivity and quality through mini-mill rationalization&CEM process development (in billion KRW) Sales Operating Income (in billion KRW) 6,066 7,458 8,813 1,274 1,885 1,984 226 334 404 342 STS 243 393 437 372 STS 7,631 8,222 7,992 7,846 Carbon Crude Steel FP Sales 7,591 1Q 6,850 7,804 7,614 Carbon 4Q 3Q 2Q (in thousand tons) Production/Sales Vol. 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 8,305 1,397 * CEM (Compact Endless Cast-Rolling Mill): continuous press tech. with direct linkage of continuous caster&press roll Posco Income Summary (Quarterly)

6 Summarized Income Statement (POSCO) (in billion won) - (14.5%) (16.6%) (16.0%) (Profit margin) - ??783 ??64 75 FX related gain - ??23 573 311 Equity method gains 61.0 95 59 61 Dividend income - (21.3%) (19.4%) (19.4%) (OP margin) - (25.9%) (25.2%) (25.0%) (Gross margin) 3,207 3 226 3,892 1,118 5,010 20,043 2006 3,679 23 484 4,308 1,292 5,601 22,207 2007 Interest income 108.7 48 YoY(%) 20.9 - 51.8 8.0 41.7 38.0 Non-op income (expense) S G&A 4,447 Net income ??711 6,540 Operating income 1,395 7,935 Gross income 30,642 Revenue 2008

7 Financial Structure Consolidated asset grew to 47 trillion Due to investments in steel sector and new-growth-engine / increased earnings (in billion KRW) 537 553 2,033 32,260 2008 466 523 1,567 27,959 2007 438 490 1,213 24,551 2006 Equity 737 629 4,519 14,890 2008 330 484 1,867 9,458 2007 314 352 1,231 7,659 2006 Liability 2008 2007 2006 1,274 796 752 IT, etc. 1,182 1,007 842 Energy 6,552 3,434 2,444 E&C 47,150 37,417 32,210 Steel Asset * Includes inter-company transactions (in billion KRW) 2006 2007 2008 Asset Liability Equity 2006 2007 2008 2006 2007 2008 Consolidated POSCO 31,149 26,363 30,493 36,275 37,033 8,747 4,571 5,990 11,157 9,250 22,402 21,792 24,503 25,118 27,783 46,958 18,529 28,429

8 Summarized Balance Sheets (POSCO) (in billion won) * Cash equivalent assets : cash&cash equivalent, short-term financial instruments, trading securities 56.3 4,967 3,178 2,824 Long-term liabilities 9.6 14,466 13,202 12,466 Fixed assets 99.2 6,416 3,221 2,735 Inventory 70.4 3,229 1,895 1,804 Notes receivable 86.2 (5,129) (2,754) (2,146) (Interest bearing debt) 21.4 37,033 30,493 26,363 Total liability&equity 13.4 27,783 24,503 21,792 Equity 2,812 1,747 Current liabilities 54.4 9,250 5,990 4,571 Liabilities 21.4 37,033 30,493 26,363 Total assets Investment securities Cash equivalent assets* 5.7 8,633 8,165 5,658 YoY(%) 52.3 7.4 4.4 56.2 Long-term assets 4,283 23,340 21,725 18,492 3,722 3,566 3,213 13,693 8,768 7,871 Current assets 2008 2007 2006

9 Financial Ratios 27.2 (in billion KRW) (%) (%) 19.4 34.1 27.2 24.0 21.0 22.4 15.5 24.4 27.1 19.4 15.9 5,912 3,892 4,308 2005 2006 2007 2008 2005 2006 2007 2008 2005 2006 2007 2008 2005 2006 2007 2008 Operating Income EBITDA Return on Equity Liabilities to Equity (in billion KRW) EBITDA margin OP Margin 7,394 5,450 6,029 6,540 21.3 27.6 17.0 33.3 8,448

10 2008 Operating Results Activities & Accomplishments 2009 Business Plan

11 Raw material development investment (self sufficiency target: 30% by ’12) Acquired equity in Namisa, Brazil iron-ore mine (2Mt/yr(’09’11), 3.7Mt or more(’12)) - Iron-ore mine with infra (railroad, port, etc), supports stable the supply of iron-ore Obtained equity in Macarthur coal mine (PCI 800Kt/yr) - Stable supply of high quality PCI&high growth potentials with new coal development Completed Ferro-nickel plant (Nickel 30Kt/yr) - Secure 50% of annual nickel requirement&set vertical STS production line Manganese mine stake acquisition (Mn 1Mt/yr(’10)) - Stable supply of Manganese, a core raw material in steelmaking stage 2008 Key Activities Facility expansion upgrade in preparation for 41Mt domestic capacity New facility construction initiated for capacity expansion - Steelmaking plant, Pohang: +2Mt/yr - Plate plant, Gwangyang : steelmaking, casting, plate +2Mt/yr Upgrade facilities to increase premium product sales - Thick-heavy-massive plate facility in Pohang #2 plate plant - Construct ultra-wide-bloom caster&rationalize semi-product plant in Pohang #1 CCL - Pohang #2 EGL

12 Continued investments for global growth Expand production base in Asia where growth potential is high - Vietnam CR Mill (CR 1.2Mt/yr) ?? Asia network connecting India&China through early entrance in rapid growing SEA mkt. - China Tin-plate plant (Tin plate 250Kt/yr) ?? Gained entry in tin-plate market where demand is growing - China premium wire-rod processing facility (for auto 50Kt/yr) ?? Secure demand for strategic product&gain entry in premium wire-rod (for auto) market - India Integrated steel mill (in progress) : forest diversion approved, mining lic. in process Establish local production base in premium U.S market - Mexico CGL (automotive steel, 400Kt/yr) ?? Expanded sales in N.C.A, emerging auto market&set up integrated service system - U.S API pipe plant J.V founded (premium API pipes, 270Kt/yr) ?? JV with pipe producer, establish operation base in largest API market, U.S 2008 Key Activities

13 FINEX commercialization verified&continue technology development Constant facility stabilization&achieve operation target via tech. development Continue engineering planning for scaling up Expanded global sales of automotive steel&strengthen marketing infra. Become global top 3 automotive steel producer (6.16Mt in ’08) Added 8 SCM bases in China, Slovakia, Mexico, etc (total 35, capacity 3.85Mt/yr) ?? With superior customer service, increase synergy in overseas production and sales Overseas Processing Centers 35 Total 4 Japan 3 3 3 8 14 E.Europe Mexico India SEA China ’08. 2H ’08. 1H ’07 4,077 4,068 3,793 Production (tons/day) 761 748 832 Coal Ratio (kg/ton) Resource recycling&renewable energy business Construct by-product recycling plant (RHF), UN approval of small hydro power biz, initiate solar power plant operation 2008 Key Activities

14 Overseas Processing Centers Completed : 8 1 3 1 1 2 E.U S.E.A Mexico Japan China CJY CJY Vietnam CRM CGL, Mexico API pipe plant founded, U.S Tin Plate Plant CJY Equity in Macarthur Coal Australia CJY Equity in Namisa iron-ore mine Brazil Ferronickel Plant Gwangyang Integrated Mills In progress 1 3 2 4 5 6 7 8 Slovakia 2008 Global Projects N.A China India S.E.A Wire rod processing facility CJY Manganese mine stake acquisition CJY Integrated Mill Raw Mat’l Downstream Processing Center E.U 2008 Key Activities

15 Vietnam CRM, Mexico CGL, U.S API plant, Overseas processing centers, etc. 292 Overseas projects LNG Terminal, Magnesium plate plant 340 Energy, New Business Macarthur Coal Mine, Namisa Iron-ore mine S.Africa Manganese mine, etc. 1,089 Raw material #1 HR facility upgrade, Gwangyang #1 Caster rationalization, Gwangyang Coke plant automation, Pohang 1,344 Maintenance, cost savings, reduce environment impact New steelmaking, Pohang, Plate capacity increase, Gwangyang & #5Sinter/#5Cokes, Gwangyang, etc 1,841 Increase capacity & strategic product production Major Activities Investment Category (in billion KRW) 2008 Total Investment : KRW 4.9tn 2008 Key Activities

16 Dividend&Share Price KRW 10,000 per share (includes interim dividend of 2,500won) - Dividend yield: 2.6% (’08/e share price base), Payout ratio: 17.2% 17.2 20.5 19.4 16.0 16.8 24.5 26.0 Payout Ratio 2.6 1.7 2.6 4.0 4.3 3.7 3.0 Dividend Yield (2,500) (2,500) (2,000) (2,000) (1,500) (1,000) (500) (Interim) 10,000 2007 10,000 8,000 8,000 8,000 6,000 3,500 Dividend 2005 2004 2008 2006 2003 2002 Dividend Payment (KRW, %) ’08 dividend payment (tentative) ’08 share price trend -69.23% 37.20 120.91 USS ($) -68.21% 24.59 77.35 A-Mittal ($) -58.27% 290 695 NSC (??) -40.73% 1124.47 1897.13 KOSPI 575K ’07.12/E -33.91% 380K POSCO change ’08.12/E ’07.12/E ’08.3/E 6/E 9/E 12/E POSCO KOSPI NSC USS A-Mittal

Key Subsidiaries' Activities

Posco E&C

- **Achieved KRW10tn of orders in '08: 15% avg. yearly growth since foundation in Dec. '94**
  - Strategic diversification of overseas business
    - · Large-scale plant construction (Chile Vantanas coal power plant, etc.)
    - · Receiver order for master plan of Hanoi City, Vietnam
  - Secure competitiveness in large-scale development bus. (Multi-complex in Song-do City)
- **Enter petrochemical EPC business through Daewoo Eng. M&A**

Posco Power

- **Promote construction of new power plants**
  - Groundbreaking of Incheon's 1stage #5,6 plant (1,200MW, Dec.) ☞ total 2,400MW by '14
  - Approvals for Gwangyang by-product recycle power plant (300MW) ☞ start construct in '09
- **Set foot base for fuel-cell business**
  - Secure stable supply base and core tech. by building Pohang fuel cell plant (50MW/yr)
  - Fuel cell business selected as nation's next growth engine (Sept.)

17

Key Subsidiaries' Activities

POSCO SS

- **Increased strategic product sales by creating new demand**
  - Strategic product sales ratio: 12.1%('06) → 20.4%('07) → 23.6%('08)
  - Increase high profitable forged production (forging vol.): 1.4('07.4Q) → 4.7Kt/month('08)

POCOS

- **Secure sustainable profitability with increased high-value-added-product sales**
  - Coated Steel (ALCOSTA, ALZASTA): 370Kt ('07) → 404Kt ('08)
  - Colored Steel (for appliances & construction): 167Kt ('07) → 197Kt ('08)

POSDATA

- **Promote IT service business**
  - Business diversification (environment IT,etc) & enter overseas (U-city in Yangi, China)
- **Receive orders for WiBro business & product certification**
  - Singed overseas supply contract of commercialized equip. & received int'l certification

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19 2008 Operating Results Activities&Accomplishments 2009 Business Plan

20 Price and production plunge as demand industry slows down Major demand industries weaken followed by economy depression Steel Market Trend 60 80 100 120 ’08.1 2 4 6 8 10 12 35 40 45 50 55 Domestic manufacturer BSI index U.S ISM manufacturer index Global steel price collapse&huge reduction in production vol. by steel mills ?????? ?????? ?????? ?????? ?????????? ?????????? ?????????? 12 ’07.1 4 7 10 ’08.1 4 7 (U$/ton, domestic price) U.S China (incl. tax) 571 562 544 531 576 693 767 890 524 623 573 579 689 915 1,170 606 447 Major HR Prices 80 90 100 110 120 130 ’08.1 2 3 4 5 6 7 8 9 10 (in million tons) Global Steel Production 11 113 119 120 117 117 108 108 99 99 89 89 Chinese auto production growth rate U.S auto sales growth rate -40% -20% 0% 20% ’08.1 (YOY, %) 3 5 7 9 11 30% 10% -10% -30%

21 2009 Steel Market Outlook Demand industry (auto, ship, appliance, etc.) facing recession Production/sales fall in developed nations and emerging markets Auto Auto Appliance Appliance Production growth rate falls to 1% range in ’09 - China: production growth slows as domestic demand&export stagnates (13.9% ?? 6.0% ?? 2.7%) - Korea: bigger decline due to weak domestic mkt.&more overseas production (-3.7% ?? -7.6% ?? -10.5%) * CSM Global, POSRI(Dec.’08) Ship Ship * Fuji Kimera Research Institute, POSRI(Dec.’08) * POSRI(Dec.’08) Less orders&more cancellations due to decreasing shipments - Shipment growth rate: lowest since ’03 (’07: 4.3% ?? ’08: 4.1% ?? ’09: 2.9%) - Shipbuilding orders: continue to decrease in ’09 (166.1 ?? 86.6 ?? 56.3mn GT) Global auto production growth rate Developed Nations Emerging Mkt. 5.1% ’07 -3.0% -4.7% ’08 ’09 (-6.5) (-18.5) (-11.5) U.S 1.7 -5.2 -6.5 (21.9) (6.5)China 11.2 0.5 -2.0 (4.0)

22 Global demand growth sees the first decline since ’98 Developed nations: negative growth for 2 consecutive yrs (’08 -4.2%, ’09 -5.0%) 2009 Steel Market Outlook China: weak 1H&slight upturn in 2H, benefited from economy support plans U.S 2007 2008 2009 114 105 97 Europe 2007 2008 2009 222 214 205 Japan 2007 2008 2009 85 84 81 (in million tons) Emg mkts. (India, Russia, M.E): demand remains weak align with global downturn * POSRI(Dec.’08) 1H ’08 2H ’08 1H ’09 243 202 220 2H ’09 229 17.2 -8.4 -9.5 13.4% China BRICS 2007 2008 2009 5.6 5.8 5.8 (in million tons) (in hundred million ton)

23 Raw Material Market Expect oversupply of 12Mt in ’09 Wider price decline in low quality, semi-anthracite coal 218 218 213 213 231 225 Demand fell since Oct. ’08 w/ steel prod’n cut - Spot price (U$/ton) 195 ?? 180 ?? 112 ?? 73 ?? 80 Demand growth is slowing down globally - Growth rate : +10.0% ?? +6.7% ?? +5.3% Mine development&prod’n from China continues 786 838 882 782 862 913 ’07 ’08 ’09 Price to fall due to weak demand&global economy downturn (Macquarie,etc) Due to the sharp price increase in ’08, prices expect to remain high Iron Ore S/D Forecasts (in million tons) Iron Ore Iron Ore Coal Coal ’07 ’08 ’09 * Metal Bulletin (Fine ore/CFR) Coal S/D Forecasts (in million tons) * Macquarie(Nov.’08) ’08.1 8 10 11 12 ’07 ’08 ’09 Demand Supply Demand Supply

24 Stainless Steel Market Steady recovery from 2H due to continued production cuts by mills & benefits reaped from economic support plans Nickel Nickel Decreased since 1Q in ’08 (U$26??33??9K) - Due to STS demand decrease&global financial crisis Price likely stay low (U$10K12K) in ’09 - STS demand decline w/ economy recession & oversupply from new projects - Further decline limited with suppliers’ production cut '07 '08 '09 * Brook Hunt(’08.12) Ni S/D Forecast 1.37 1.33 1.37 1.42 1.39 1.37 (in million tons) STS STS Sizable prod’n cut due to low demand in 4Q, ’08 - Global major mills cut 4050% - China&Europe CR price down by 35% Expect steady recovery from 2H of ’09 - Production cuts continue - Benefits from economic support plans 2.9 8.7 9.0 7.2 2.7 8.3 8.6 6.9 2.5 8.8 8.8 7.2 '07 '08 '09 Regional STS Production Forecast (in million tons) 27.8 26.5 27.3 China Asia W Europe U.S ,etc * Eramet(’08.12) ’08.1 3 12 Demand Supply

25 2009 Business Plan Flexible management in rapidly changing environment Business plans by scenarios(Base&Contingency) in uncertain bus. env’t Improve management speed by shifting from quarterly to monthly planning Strengthen competitiveness to cope in weak business conditions Strengthen competitiveness to cope in weak business conditions Increase investments in preparation for post-recession Increase investments in preparation for post-recession Set challenging cost savings targets Secure strategic-product based marketing competency Optimal operation system to cope in fast changing market Well managed cash flows and liquidity Increase domestic capacity&invest in HVA products Continue investment for global growth Increase R&D investment for exclusive&advanced tech.

26 Strengthen competitiveness to cope in weak business conditions Implement cost saving target that sets the world’s best cost competitiveness - Improve cost structure&customized cost saving program for each division subsidiaries 2009 Business Plan 2006 2007 2008 2009(Target) 1,112.1 828.7 738.2 958.4 Cost Savings Target (in billion won) Secure strategic-product based marketing competency - Strengthen customer lock-in through differentiated marketing to core major customers Optimal operation to cope in rapidly changing market conditions - Strategic product mix management&shift to economical operating pattern Raw Material 702.3 Maintenance 102.8 Energy 45.7 Others 107.6

27 Strengthen growth investment in preparation for post-recession Invest to expand domestic capacity&HVA products (’09 CAPEX KRW 5.9tn) - Secure long-term growth engine in preparation for forthcoming post-downturn - Accelerate investments for setting up 41Mt production capacity New steelmaking, Gwangyang Plate,#5 Sinter, #5 Cokes, #4 BF, #7 CGL, etc Continue investments for global growth - Take the opportunity to grow globally in an era of industry restructing Diversification of growth investment other than Greenfield: M&A, JV, Equity investment Raw material&resource development to secure superior competitiveness Complete downstream investments : U.S API pipe plant, Mexico CGL, Vietnam CR Mill Build SCM base to establish marketing network: 35 (’08) ?? 42 (’09) Expand R&D investments to develop exclusive steel making technology - Complete World First, World Best product technology&strategic processing R&D to sales ratio : 1.37% (’07) ?? 1.31% (’08) ?? 1.44% (’09) 2009 Business Plan

2009 Business Plan (subsidiaries)

- **Risk management & strengthen growth investments**

POSCO E&C
- **Keep sound financials through risk mgmt. designed for each project**
- **Enter plant bus. through strengthened synergy w/ Daewoo Eng.**
- **Strengthen SOC sector & maintain overseas biz. ratio (within 25%)**

POSCO Power
- **Economic construction of LNG plant & by-product-gas-combined power generating plant**
- **J/V of fuel-cell stacking plant & build production facilities**

POSCOSS
- **Develop core tech. that assist increasing sales in strategic products**
  - 12 core tech: mass ingot production, high speed rolling for STS wire rod, etc.
- **Participate in group-based cost saving program (target: KRW 33.5bn)**

POCOS
- **Synergy through M&A and rationalization of Dalian POCOS**
  - CCL (Colored line) facility modification: construction → appliance use

POSDATA
- **Strengthen external competitiveness of the IT service business**
  - SOC (systems in light rail,etc), manufacturing SI, network integration, etc.

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29 The data above represents the Company’s internal objectives, thus should not be used as a basis for investment decisions 2009 Business Plan (Financials) * POSCO Investment (KRW 7.5tn): CAPEX (5.9), Overseas Steel/Raw Material (1.5), Energy/New Biz. (KRW 87bn) 30 33 35.0 - Consolidated 27 30 30.6 Sales 27 30 31.2 Finished Product Sales 5.7 7.5 4.9 Investment - Consolidated 38 42 41.7 29 32 2009 Crude Steel Production 33.1 2008 (in million tons, trillion KRW)

2009 CEO Forum 2009. 1.15.